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**06050589**

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
| --- | --- |
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response......12.00 | |

| SEC FILE NUMBER |
| --- |
| 8- 6805 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 08/01/05 _____ AND ENDING 07/31/06 ____
                                    MM/DD/YY                                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World Capital Brokerage, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

110 Sixteenth Street, Suite 1400
                                   (No. and Street)

Denver                             Colorado             80202
            (City)                           (State)             (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy E. Taggart                               303-626-0600
                                            (Area Code – Telephone Number)

**PROCESSED**

## B. ACCOUNTANT IDENTIFICATION

**OCT 04 2006**

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**THOMSON FINANCIAL**

Tait, Weller and Baker LLP
                      (Name – if individual, state last, first, middle name)

1818 Market Street, Suite 2400           Philadelphia           PA           19103
       (Address)                      (City)                  (State)          (Zip Code)

**CHECK ONE:**

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL    SEP 2 8 2006    WASH. D.C.

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Timothy E. Taggart _____ _____ _____ _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of World Capital Brokerage, Inc. _____ _____ _____ _____ _____ _____ _____ _____ , as of July 31 _____ _____ _____ , 20 06 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ _____ _____ ____ ____

_____ _____ _____ ____ ____

_____ _____ _____ ____ ____

_____

Signature

Executive Vice President _____ ____

Title

*Patricia A Blum*

Notary Public

*my Commission expires : 11/14/2006*

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

**To the Board of Directors and Stockholder**
**World Capital Brokerage, Inc.**
**Denver, Colorado**

We have audited the accompanying statement of financial condition of World Capital Brokerage, Inc. (the "Company") as of July 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of World Capital Brokerage, Inc., Inc. as of July 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

*Tait, Weller & Baker LLP*

**Philadelphia, Pennsylvania**
**September 1, 2006**

## WORLD CAPITAL BROKERAGE, INC.
## (wholly owned by AGF Holdings, Inc.)

## STATEMENT OF FINANCIAL CONDITION
## JULY 31, 2006

### ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 118,399 |
| Investment securities, at market value (note 2) | | 1,549,187 |
| Deposits with clearing organizations | | 10,419 |
| Commissions receivable (note 5) | | 216,004 |
| Account receivable - affiliate | | 6,664 |
| Other assets | | 4,853 |
| Total assets | $ | 1,905,526 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---:|
| Liabilities: | |
| Accounts payable | 1,000 |
| Commissions payable | 30,508 |
| Total liabilities | 31,508 |

Commitments and contingencies (note 4)

| | |
|---|---:|
| Stockholder's equity: | |
| Common stock, $1 par value; 50,000 shares authorized; 24,500 shares issued and outstanding | 24,500 |
| Retained earnings | 1,849,518 |
| Total stockholder's equity | 1,874,018 |
| Total liabilities and stockholder's equity | $ 1,905,526 |

See accompanying notes to statement of financial condition.

# WORLD CAPITAL BROKERAGE, INC.
## (wholly owned by AGF Holdings, Inc.)

## NOTES TO STATEMENT OF FINANCIAL CONDITION
## JULY 31, 2006

1.  **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    **BASIS OF FINANCIAL STATEMENT PRESENTATION**
    The accompanying financial statements include the accounts of World Capital Brokerage, Inc. (formerly American Growth Fund Sponsors, Inc.) (the Company), a wholly owned subsidiary of AGF Holdings, Inc. (the Parent). The Company is a Colorado corporation and a registered broker-dealer with the Securities and Exchange Commission (SEC). The primary functions of the Company are to underwrite the shares of American Growth Fund, Inc. (the Fund), a diversified open-end investment company, and to function as a broker-dealer of securities. Significant accounting policies followed by the Company are:

    **INVESTMENT SECURITIES**
    Security transactions and related revenue and expense are recorded on a trade date basis. In accordance with financial reporting requirements for broker/dealers, the Company's investment securities are recorded at market value based upon quotes from brokers. Changes in unrealized appreciation or depreciation are included in revenue. Realized gains and losses are computed using the specific identification method.

    **COMMISSIONS**
    Commissions and related clearing expenses are recorded on a trade-data basis as securities transactions occur.

    **INCOME TAXES**
    The Company and the Parent account for income taxes using the asset and liability method of accounting for income taxes. The Company files consolidated federal and state income tax returns with the Parent. An informal tax sharing agreement currently exists between the Company and the Parent. Under such agreement the tax expense or benefit recorded by the Company, including the tax effects of related assets and liabilities of affiliates, is computed as if the Company filed separate stand-alone tax returns. Such amounts are limited to tax expense or benefit recorded on a consolidated basis for the Parent. Deferred tax receivables or payables are realized from, or paid to, the Parent as related future tax deductions of the Company are utilized in the consolidated income tax return, and are recorded as a receivable from the Parent.

    **CONCENTRATION OF CREDIT RISK**
    From time to time the Company had cash balances on deposits with banks in excess of the federally insured limits. The Company believes its risk of loss is limited due to the high credit quality of such bank.

    **USE OF ESTIMATES**
    The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

2.  **INVESTMENT SECURITIES**
    At July 31, 2006 the Company's investment securities consist of a U.S. Treasury Note, having a cost basis of $148,898 and a fair value of $151,804, and marketable equity securities, having an aggregate cost basis of $1,104,401 and a market value of $1,397,383. The U.S. Treasury Note matures in February 2007. During the year ended July 31, 2006, the Company sold marketable equity securities having a cost basis of $37,290 for $15,354, resulting in a realized loss of approximately $21,936.

# WORLD CAPITAL BROKERAGE, INC.
## (wholly owned by AGF Holdings, Inc.)

## NOTES TO STATEMENT OF FINANCIAL CONDITION
## JULY 31, 2006

3.  **TRANSACTIONS WITH RELATED PARTIES**
    The Company, the Parent and Investment Research Corporation (IRC), the investment advisor for the Fund, are controlled by the same individual. Certain officers and directors of the Company are also officers and directors of the Fund and IRC. As principal underwriter for the Fund, the Company received gross underwriting commissions of $115,917 for the year ended July 31, 2006. The Company received $15,831 from IRC for distribution services.

    The Company shares office space and certain employees with the Fund and IRC. Costs related thereto and certain other costs are allocated among the affiliates on a basis determined by management.

    During fiscal 2005, the company received $71,362 from a related party for management services provided.

4.  **MINIMUM NET CAPITAL**
    Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company, as a registered securities broker/dealer, is required to maintain a minimum net capital of the greater of $250,000 or 6 2/3% of "aggregate indebtedness," as defined in such rule. At July 31, 2006, the Company had net capital of $1,448,563 which was $1,198,563 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital at July 31, 2006 was .02 to 1.

5.  **COMMISSIONS RECEIVABLE**
    Commissions paid to broker/dealers through deferred sales charges, for the sale of Fund shares, are recorded as commissions receivable. The Company receives from the Fund a monthly distribution fee based on the Fund's daily net assets. Commissions receivable are recovered through the receipt of the distribution fee and redemption charges, if any, related to Fund shares subject to contingent deferred sales charges.

6.  **INCOME TAXES**
    During the year ended July 31, 2005, no income tax expense or benefit was allocated to the Company. At July 31, 2005, the Company has an allocated net operating loss carry forward of approximately $270,000 which expires through 2024. The net operating loss carry forward gives rise to a deferred tax asset of $92,000. The company also has a deferred tax liability of approximately $52,000 arising from the unrealized appreciation of its investment securities. The Company has provided a 100% valuation allowance against the net deferred tax asset as management cannot determine that it is more likely than not that the Company will be able to realize the benefit of this asset.

# TAIT, WELLER & BAKER LLP

*Certified Public Accountants*

# REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
## ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

**To the Board of Directors and Shareholder**
**World Capital Brokerage, Inc.**
**Denver, Colorado**

In planning and performing our audit of the financial statements of World Capital Brokerage, Inc. (the "Company") for the year ended July 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

To the Board of Directors and Shareholder
World Capital Brokerage, Inc.
Page Two

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of internal control does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and is not intended to be and should not be used by anyone other than these specified parties.

Philadelphia, Pennsylvania
September 1, 2006